OD 2/25/13



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13011381

2/28/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 21 2013

Washington DC 405

SEC FILE NUMBER
8-49386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thompson Davis & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South Fifth Street
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Elaine Altizer 804-644-6381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 3/1/13

OATH OR AFFIRMATION

I, J. Elaine Altizer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thompson Davis & Co., Inc., as of December, 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

certain joint accounts, custodian accounts, trusteed IRA accounts of shareholders or similar types of accounts which are classified as customer accounts in accordance with Rule 15c3-3(a)(1) of the Securities and Exchange Act of 1934


PAMELA J. PRESCOTT
COMMONWEALTH
OF
VIRGINIA
NOTARY PUBLIC

Pamela J. Prescott
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7140774
My Commission Expires
December 31, 2015

Notary Public 2/7/2013

Signature

CFO/Secretary/Treasurer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition and Independent Accountants' Report on Internal Control Required by SEC Rule 17a-5

December 31, 2012

SEC ID 8 – 49386

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.


Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

www.keitercpa.com

THOMPSON DAVIS & CO., INC.

Table of Contents

	Page
Independent Accountants' Report	1
Financial Statement:	
Statement of Financial Condition	3
Notes to Financial Statement	4
Independent Accountants' Report on Internal Control Required by Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	7

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company") as of December 31, 2012, and the related notes to the financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Thompson Davis & Co., Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.



February 8, 2013
Glen Allen, Virginia

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 37,864
Receivables from clearing broker	1,135,088
Property and equipment - net	70,710
Other assets	212,397
Total assets	$ 1,456,059

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 28,949
Accrued liabilities	259,219
Total liabilities	288,168
Stockholders' equity:	
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares	802,726
Retained earnings	365,165
Total stockholders' equity	1,167,891
Total liabilities and stockholders' equity	$ 1,456,059

See accompanying notes to financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker-dealer and registered investment advisor, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (See Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned: Securities transactions are recorded in the accounts on a trade date basis.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

Income Taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. (Accordingly, no provision for income taxes has been included within the financial statement.)

THOMPSON DAVIS & CO., INC.

Notes to Financial Statements, Continued

1. **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2009 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through February 8, 2013, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. **Related Parties:**

The Company leases commercial office space from a partnership comprised principally of the stockholders of the Company. The lease terminates in December 2017 and is payable in monthly installments of $8,203. Future minimum lease payments are $98,430 annually from 2013 through 2017.

The Company has receivables of $14,463 from Seven Hills Capital Partners, LP for investment advisory fees and $12,266 from Seven Hills Capital Management, LLC for management services. Both receivables are included in other assets.

3. **Net Capital Requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2012, the Company had net capital of $880,274, which was $630,274 in excess of required minimum net capital of $250,000. The Company's net capital ratio was 0.33 to 1.

4. Employee Retirement Plan:

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan provides for salary reduction contributions by eligible participants, subject to certain limitations with a discretionary match by the Company. The Company elected not to make contributions to the plan for 2012.

5. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors, individuals and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Property and Equipment:

Property and equipment at year-end consisted of:

Furniture and equipment	$ 398,281
Leasehold improvements	77,168
	475,449
Less accumulated depreciation and amortization	(404,739)
Net property and equipment	$ 70,710

7. Guarantees:

As required or permitted under its Articles of Incorporation, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

In planning and performing our audit of the financial statement of Thompson Davis & Co., Inc. (the "Company"), as of December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 8, 2013
Glen Allen, Virginia


Keiter
Your Opportunity Advisors